Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2025

The following unaudited pro forma condensed combined and consolidated financial information presents the combination of the financial information of Ridgetech, Inc. (f/k/a China Jo-Jo Drugstores, Inc.) and its consolidated subsidiaries and former VIEs (the “Company” or “RDGT”) and Ridgeline International Limited and its consolidated subsidiaries (“Ridgeline”) adjusted to give effect to the Restructuring Transactions. The following unaudited pro forma condensed combined and consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus.

The historical financial information of RDGT was derived from its audited consolidated financial statements for the year ended March 31, 2025, included elsewhere in this prospectus, and reflects RDGT’s activity for the period from April 1, 2024 to March 31, 2025. As described in Note 5 - Discontinued Operations below, the audited historical financial statements already reflect the classification of Jiuxin Investment’s retail pharmacy operations as discontinued operations in accordance with U.S. GAAP.

The unaudited pro forma condensed combined and consolidated statement of operations for the year ended March 31, 2025 gives effect to the Restructuring Transactions as if they had occurred on April 1, 2024. The pro forma financial information has been adjusted to reflect the Restructuring Transactions, which includes Ridgeline’s activity for the period from April 1, 2024 to February 28, 2025. Because the Restructuring Transactions are already reflected in RDGT’s balance sheet as of March 31, 2025, a pro forma balance sheet is not included in the unaudited pro forma condensed combined financial information, in accordance with Article 11 of Regulation S-X.

These unaudited pro forma condensed combined and consolidated financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Restructuring Transactions actually been completed on the assumed date or for the period presented. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined and consolidated financial information.

	Historical RDGT (Audited) USD (Note 5)	Historical Ridgeline- Acquisition (Unaudited) (Note 4(a))	Pro Forma Adjustments (Note 4(b))	Pro Forma Combined (Unaudited) USD
REVENUES, NET	119,971,638	58,825,989	(27,908,740)	150,888,887

COST OF GOODS SOLD	116,132,823	57,318,156	(27,908,740)	145,542,239

GROSS PROFIT	3,838,815	1,507,833	-	5,346,648

SELLING EXPENSES	1,534,200	756,111	-	2,290,311
GENERAL AND ADMINISTRATIVE EXPENSES	3,339,954	237,652	-	3,577,606
TOTAL OPERATING EXPENSES	4,874,154	993,763	-	5,867,917

LOSS (INCOME) FROM OPERATIONS	(1,035,339)	514,070	-	(521,269)

INTEREST INCOME	92,834	3,835	-	96,669
OTHER INCOME (EXPENSE), NET	(8,155)	2,701	-	(5,454)

LOSS (INCOME) BEFORE INCOME TAXES	(950,660)	520,606	-	(430,054)

PROVISION FOR INCOME TAXES	503,524	165,891	-	669,415

NET LOSS (INCOME) FROM CONTINUING OPERATIONS	(1,454,184)	354,715	-	(1,099,469)

NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	(4,103,718)	-	-	(4,103,718)
GAIN OF DIVESTITURE JIUXIN INVESTMENT	15,757,753	-	-	15,757,753
NET GAIN(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	11,654,035	-	-	11,654,035

NET INCOME (LOSS)	10,199,851	354,715	-	10,554,566
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	5,384	-	-	5,384
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC.	10,194,467	354,715	-	10,549,182

NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM CONTINUING OPERATIONS	(1,454,184)	354,715	-	(1,099,469)
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM DISCONTINUED OPERATIONS	11,648,651	-	-	11,648,651

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(1,204,966)	-	-	(1,204,966)
COMPREHENSIVE INCOME (LOSS)	8,994,885	354,715	-	9,349,600

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,543,118	-	311,891	5,855,009
Diluted	5,543,118	-	311,891	5,855,009

LOSS PER SHARE (FROM CONTINUING OPERATIONS) (Note 6):
Basic	(0.26)	-	-	(0.19)
Diluted	(0.26)	-	-	(0.19)

Note 1 - Description of The Restructuring Transactions

On February 28, 2025, the Company completed a strategic restructuring of its overall business, which included the divestiture of its retail pharmacy business and the acquisition of a pharmaceutical wholesale business. Pursuant to an Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”), dated January 31, 2025, Renovation transferred all of the equity in Jiuxin Investment to Oakview in exchange for the irrevocable surrender, for no consideration, of an aggregate of 2,548,353 ordinary shares by Mr. Liu, Ms. Qi, Oakview and their affiliates back to the Company.

Concurrently, on January 31, 2025, the Company entered into an Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, in exchange for the issuance of 2,225,000 ordinary shares of the Company to Mr. Kong.

The Restructuring Transactions were approved by the Company’s shareholders at the annual general meeting held on February 25, 2025, and closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including Jiuzhou Pharmacy, Jiuzhou Clinic, and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. For further information regarding the accounting treatment of the Divestiture, see Note 5 - Discontinued Operations below.

As a result of the Restructuring Transactions, the Company now operates primarily in the wholesale business, selling pharmaceutical products to trading companies and other businesses.

Note 2 - Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements have been derived from the audited historical consolidated financial statements of operations for the year ended March 31, 2025 of RDGT and the unaudited historical consolidated financial statements of operations for the eleven months ended February 28, 2025 of Ridgeline. Certain financial statement line items included in Ridgeline’s historical presentation have been disaggregated or condensed to conform to the corresponding financial statement line items included in RDGT’s historical presentation. The unaudited pro forma condensed combined financial statements have been prepared as a business combination using the acquisition method, with RDGT treated as the acquirer for accounting purposes.

The pro forma adjustments do not include any transaction costs that may be associated with the Restructuring Transactions, as the amounts are not deemed to be material.

Note 3 - Accounting Policies

As part of preparing these unaudited pro forma condensed combined financial statements, RDGT conducted an initial review of the accounting policies of Ridgeline to determine if differences in accounting policies require reclassification of results of operations or reclassification of assets or liabilities to conform to RDGT’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, RDGT did not become aware of any material differences between accounting policies of RDGT and Ridgeline except for certain reclassifications necessary to conform Ridgeline’s classification to RDGT’s financial statement presentation.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma transaction adjustments included in the unaudited pro forma combined statement of operations are as follows:

(a)	Reflects the consolidation of Ridgeline’s pre-acquisition historical operations pursuant to the Acquisition of Ridgeline;

(b)	Reflects the elimination of sales between Jiuxin Medicine and Ridgeline, including revenue of approximately $22.38 million from Jiuxin Medicine’s sale to Ridgeline and revenue of approximately $5.53 million from Ridgeline’s sale to Jiuxin Medicine for the year ended March 31, 2025. These sales revenues and costs are eliminated in the unaudited pro forma financial statement since Ridgeline will be consolidated into RDGT’s financial statements after giving effect to the Acquisition assuming the Acquisition occurred on April 1, 2024.

Note 5 - Discontinued Operations

Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 ordinary shares back to the Company. On February 28, 2025, the Divestiture Transaction was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business qualified as a discontinued operation. Accordingly, the results of Jiuxin Investment have been presented as discontinued operations in the audited historical consolidated financial statements of operations for the year ended March 31, 2025 of RDGT.

Management evaluated the presentation requirements of Rule 11-02 of Regulation S-X in connection with the pro forma financial information. Because the Divestiture is already reflected as discontinued operations in the historical financial statements, and the only impact on the pro forma financial information is the removal of discontinued operations, a separate pro forma column would not provide additional meaningful information to investors and would duplicate disclosures already provided under U.S. GAAP. Accordingly, the effect of the Divestiture has been reflected within the historical results presented, rather than in a separate pro forma adjustment column.

Note 6 - Pro Forma Earnings Per Share

The pro forma basic and diluted earnings per share from continuing operations attributable to controlling interests presented are based on the historical weighted average number of shares outstanding of RDGT during the period, adjusted to give effect to the following transactions as if it had occurred at the beginning of the period presented:

(a)	Acquisition: The issuance of 2,225,000 ordinary shares to consummate the Acquisition on February 28, 2025.

(b)	Divestiture: The cancellation of 2,548,353 ordinary shares in connection with the Divestiture on February 28, 2025.

The net effect of these two transactions results in a reduction of 323,353 shares; when weighted for the period presented, this equates to a pro forma adjustment of 311,891 shares.

The pro forma diluted earnings per share gives effect to all potentially dilutive securities from the above Acquisition and Divestiture, in accordance with U.S. GAAP.

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